Exhibit 99.2

Execution Copy FIRST SUPPLEMENTAL TRUST INDENTURE This First Supplemental Trust Indenture is entered into as of the 8 th day of October, 2020 between: STANTEC INC. , a corporation created and existing under the laws of Canada (the " Issuer ") - and - COMPUTERSHARE TRUST COMPANY OF CANADA , a trust company subsisting under the laws of Canada and authorized to carry on business in all provinces of Canada (the " Trustee ") WITNESSETH THAT: WHEREAS the Issuer and the Trustee entered into a trust indenture dated as of October 8, 2020 (the " Indenture ") to provide for the creation and issuance of senior unsecured notes. AND WHEREAS Section 14.3 of the Indenture provides that the Trustee may enter into indentures supplemental to the Indenture; AND WHEREAS the Issuer has determined to create and issue a first series of Notes to be designated 2 . 048 % senior unsecured notes due October 8 , 2027 (Series 1 ) (the " Series 1 Notes ") and to enter into this first supplemental trust indenture (this " Supplemental Indenture ") with the Trustee to provide for such creation and issuance of the Series 1 Notes . AND WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Supplemental Indenture, to make the same effective and binding upon the Issuer, and to make the Series 1 Notes, when certified by the Trustee and issued as provided in the Indenture and this Supplemental Indenture, valid, binding and legal obligations of the Issuer with the benefit and subject to the terms of the Indenture and this Supplemental Indenture ; AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Issuer and not by the Trustee. NOW THEREFORE it is hereby covenanted, agreed and declared as set forth below . ARTICLE 1 DEFINITIONS AND AMENDMENTS TO INDENTURE 1.1 Definitions (a) All capitalized terms not defined herein shall have the meanings given to them in the Indenture. (b) In this Supplemental Indenture and in the Series 1 Notes, unless there is something in the subject matter or context inconsistent therewith, the following expressions shall have the respective meanings indicated : " Canada Yield Price " means a price for the Series 1 Notes being redeemed, calculated at 10:00 a.m. (Toronto time) on the Business Day preceding the date on which the Issuer

- 2 - issues a notice of redemption pursuant to the Indenture and in accordance with generally accepted Canadian financial practice to provide a yield to the Par Call Date equal to the Government of Canada Yield plus 40 . 5 bps . " Government of Canada Yield " means on any date, with respect to the Series 1 Notes, means the yield to maturity on such date, assuming semi - annual compounding, which a non - callable Government of Canada bond would carry if issued in Canadian dollars in Canada, at 100 % of its principal amount on such date with a term to maturity equal to, or if no Government of Canada bond having an equal term to maturity exists, as close as possible to, the remaining term to the Par Call Date . The Government of Canada Yield will be the average of the yields determined by two nationally recognized Canadian investment dealers selected by the Issuer . " Par Call Date " means August 8 , 2027 (the date that is two (2) months prior to the Maturity Date of the Series 1 Notes) . (c) In this Supplemental Indenture, all references to Articles, Sections and Schedules refer, unless otherwise specified, to articles, sections and schedules of or to this Supplemental Indenture . 1.2 Amendments to Indenture This Supplemental Indenture is supplemental to the Indenture and the Indenture and the Supplemental Indenture shall hereafter be read together and shall have effect, so far as practicable, with respect to the Series 1 Notes as if all the provisions of the Indenture and this Supplemental Indenture were contained in one instrument . The Indenture is and shall remain in full force and effect with regards to all matters governing the Series 1 Notes, except as the Indenture is amended, superseded, modified or supplemented by this Supplemental Indenture . Notwithstanding the foregoing, in the event of any inconsistency between the provisions of this Supplemental Indenture and the provisions of the Indenture, the provisions of this Supplemental Indenture shall prevail . ARTICLE 2 THE SERIES 1 NOTES 1. Creation and Designation There is hereby authorized to be issued under the Indenture a Series of Notes designated as 2 . 048 % senior unsecured notes due October 8 , 2027 (Series 1 ) . The Series 1 Notes shall have the terms set forth in this Article 2 and be subject to the applicable provisions of the Indenture . 2. Form and Terms of Series 1 Notes (a) The maximum principal amount of Series 1 Notes that may be issued is unlimited . The initial amount of Series 1 Notes that is authorized and issued under this Supplemental Indenture on the date hereof is $ 300 million in the lawful money of Canada . The Series 1 Notes shall be designated as 2 . 048 % senior unsecured notes due October 8 , 2027 (Series 1 ) . (b) The Series 1 Notes shall mature on October 8, 2027.

- 3 - (c) The Series 1 Notes bear interest from the date of issue at the rate of 2 . 048 % per annum, payable in equal installments, semi - annually in arrears on October 8 th and on April 8 th in each year (each, an " Interest Payment Date ") in an amount equal to $ 10 . 24 per $ 1 , 000 principal amount (less any tax required by law to be deducted) . The first interest payment to fall due on April 8 , 2021 shall be in respect of Series 1 Notes issued on the date hereof and the last such payment (representing interest payable from and including the last Interest Payment Date to, but excluding, the Maturity Date of the Series 1 Notes or the earlier Redemption Date of the Series 1 Notes), subject as herein provided, to fall due on October 8 , 2027 or the earlier Redemption Date, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi - annually . Interest payable for any period less than a full semi - annual period shall be computed on the basis of a 365 day year or 366 day year, as applicable, and the actual number of days elapsed in the period . For greater certainty, the first interest payment will include interest accrued from and including the date of issue to, but excluding, April 8 , 2021 which will be equal to $ 10 . 24 for each $ 1 , 000 principal amount of Series 1 Notes . (d) The Series 1 Notes may be redeemed at the option of the Issuer, in whole at any time, or in part from time to time, upon such condition as may be specified in the notice of redemption and on a Redemption Date determined by the Issuer that is not less than 10 nor more than 60 days after such notice of redemption is given to the Holders of the Series 1 Notes to be redeemed pursuant to Article 5 of the Indenture, (i) prior to the Par Call Date, at a Redemption Price equal to the greater of par and the Canada Yield Price, or (ii) at any time on or after the Par Call Date, at a Redemption Price equal to par, together in each case with accrued and unpaid interest, if any, to but excluding, the date fixed for the redemption . The Issuer will be responsible for calculating the Redemption Price . Such notice of redemption of any Notes given to the Holders of the Notes may be conditional and, in such case, such notice of redemption shall specify the details and terms of any event on which such redemption is conditional . (e) The Series 1 Notes shall be issued in denominations of $ 2 , 000 and integral multiples of $ 1 , 000 in excess thereof . Each certificate representing the Series 1 Notes and the certificate of the Trustee endorsed thereon shall be issued in substantially the form set out in Schedule "A" to this Supplemental Indenture, with such insertions, omissions, substitutions or other variations as shall be required or permitted by the Indenture and this Supplemental Indenture, and may have imprinted or otherwise reproduced thereon such legends or endorsements, not inconsistent with the provisions of the Indenture or this Supplemental Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by any two Officers of the Issuer executing such Series 1 Note in accordance with Section 2 . 6 of the Indenture, as conclusively evidenced by their execution thereof . Each certificate representing the Series 1 Notes shall additionally bear such distinguishing letters and numbers as the Trustee shall approve . Notwithstanding the foregoing, the certificate representing the Series 1 Notes may be in such other form or forms as may, from time to time, be approved by a resolution of the Issuer Board, or as specified in an Officers' Certificate . The certificate representing the Series 1 Notes may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another . The Series 1 Notes shall be issued as one or more Global Notes and the Global Notes shall be registered in the name of the Depository which, as of the date hereof, shall be CDS Clearing and Depository Services Inc . (or any nominee of the Depository) . No Beneficial

- 4 - Holder shall receive definitive certificates representing their interest in Series 1 Notes except as provided in Section 2 . 5 of the Indenture . A Global Note may be exchanged for Series 1 Notes in registered form that are not Global Notes or transferred to and registered in the name of a Person other than the Depository for such Global Notes or a nominee thereof, as provided in Section 2 . 5 of the Indenture . (f) The Trustee shall be provided with the documents and instruments referred to in Sections 4 . 1 (a)(i) - (iii) of the Indenture with respect to the Series 1 Notes prior to the issuance of the Series 1 Notes . ARTICLE 3 GUARAN T EE S 3.1 Existing Guarantees to Apply The Issuer hereby confirms to the Trustee that subject to the provisions of Section 6 . 4 of the Indenture, the Guarantees apply to the 2 . 048 % Series 1 Notes issued hereunder . ARTICLE 4 ADDITIONAL MATTERS 1. Confirmation of Indenture The Indenture, as amended and supplemented by this Supplemental Indenture, is in all respects confirmed. 2. Acceptance of Trusts The Trustee hereby accepts the trusts in this Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture . 3. Governing Law This Supplemental Indenture and the Series 1 Notes shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as Alberta contracts . 4. Further Assurances The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Supplemental Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of the Indenture and this Supplemental Indenture and carry out its provisions . 5. Counterparts and Formal Date This Supplemental Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and all such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of October 8 , 2020 . [Remainder of page intentionally left blank]

[ Signature Page to First Supplemental Trust Indenture ] IN WITNESS WHEREOF the parties hereto have executed this Supplemental Indenture. STANTEC INC. , as Issuer By: ( signed ) "Theresa Jang" Name: Theresa Jang Title: Executive Vice President and Chief Financial Officer By: ( signed ) "Paul J.D. Alpern" Name: Paul J. D. Alpern Title: Senior Vice President, Secretary and General Counsel COMPUTERSHARE TRUST COMPANY OF CANADA , as Trustee By: ( signed ) "Neil Scott" Authorized Signatory By: ( signed ) "Robert Morrison" Authorized Signatory

SCHEDULE "A" "Unless permitted under securities legislation, the Holder of this security must not trade the security before the date that is 4 months and a day after the distribution date . This Certificate is a Global Note within the meaning of the Indenture hereinafter referred to and is registered in the name of a Depository or a nominee thereof . Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc . (" CDS ") to Stantec Inc . or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO . , or in such other name as is requested by an authorized representative of CDS, and any payment is made to CDS & CO . (or in such other name as is requested by an authorized representative of CDS) and any payment is made to CDS & CO . or to such other entity as is requested by an authorized representative of CDS, any transfer, pledge or other use hereof for value or otherwise by or to any person is wrongful since the registered Holder hereof, CDS & CO . , has a property interest in the securities represented by this certificate and it is a violation of its rights for another person to hold, transfer or deal with this certificate . " No. [ ] CUSIP: 85472NAC3 ISIN: CA85472NAC35 STANTEC INC. (A corporation established under the laws of Canada) 2.048% SENIOR UNSECURED NOTE DUE OCTOBER 8, 2027 (SERIES 1) STANTEC INC . (the " Issuer ") for value received hereby acknowledges itself indebted and, subject to the provisions of the indenture (the " Indenture ") dated as of October 8 , 2020 between the Issuer and Computershare Trust Company of Canada (the " Trustee "), as amended by a first supplemental trust indenture (the " First Supplemental Indenture ") dated October 8 , 2020 (the Indenture as supplemented by the First Supplemental Indenture being referred to as the " Indenture ") promises to pay to CDS & CO . or registered assigns on October 8 , 2027 (the " Maturity Date ") or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture, the principal sum of $ 300 million in lawful money of Canada on presentation and surrender of this 2 . 048 % senior unsecured note due October 8 , 2027 (Series 1 ) (the " Series 1 Notes ") at the principal office of the Trustee in Toronto, Ontario in accordance with the terms of the Indenture . The Series 1 Notes shall, subject as herein provided, bear interest on the principal amount hereof from the date of issue, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 2 . 048 % per annum, in like money, payable in equal installments, semi - annually in arrears on October 8 th and April 8 th in each year in an amount equal to $ 10 . 24 per $ 1 , 000 principal amount (less any tax required by law to be deducted) . The last interest payment representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date or earlier Redemption Date shall fall due on the Maturity Date or earlier Redemption Date and, should the Issuer at any time make default in the payment of any principal or interest, the Issuer shall pay interest on the amount in default at the same rate, in like money and on the same dates on which interest is otherwise payable . Interest payable for any period less than a full semi - annual period shall be computed on the basis of a 365 day year or 366 day year, as applicable, and the actual number of days elapsed in the period . Interest hereon shall be payable by cheque mailed by

A - 2 prepaid ordinary mail to the registered Holder hereof or by electronic transfer of funds to the registered Holder hereof, and subject to the provisions of the Indenture, the mailing of such cheque or the sending of such electronic transfer of funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Series 1 Note . This Series 1 Note is one of the Notes of the Issuer issued or issuable in one or more series under the provisions of the Indenture . The maximum principal amount of Series 1 Notes authorized for issue is unlimited . Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Series 1 Notes are or are to be issued and held and the rights and remedies of the Holders of the Series 1 Notes and of the Issuer and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth, and to all of which provisions the Holder of this Series 1 Note by acceptance hereof assents . The Series 1 Notes are issuable only in denominations of $ 2 , 000 and integral multiples $ 1 , 000 in excess thereof . Upon compliance with the provisions of the Indenture, Series 1 Notes of any denomination may be exchanged for an equal aggregate principal amount of Series 1 Notes in any other authorized denomination or denominations . The Series 1 Notes may be redeemed at the option of the Issuer, in whole at any time, or in part from time to time, on a Redemption Date determined by the Issuer that is not less than 10 nor more than 60 days after notice of such redemption is given to the Holders of the Series 1 Notes to be redeemed pursuant to Article 5 of the Indenture, (i) prior to the Par Call Date, at a Redemption Price equal to the greater of par and the Canada Yield Price, or (ii) at any time on or after the Par Call Date, at a Redemption Price equal to par, together in each case with accrued and unpaid interest, if any, to but excluding, the date fixed for the redemption . Upon the occurrence of a Change of Control Triggering Event, the Issuer is required to make an offer to purchase all outstanding Series 1 Notes at a price equal to 101 % of the principal amount of such Series 1 Notes plus accrued and unpaid interest up to, but excluding, the date the Series 1 Notes are so repurchased . The indebtedness evidenced by this Series 1 Note, and by all other Series 1 Notes now or hereafter certified and delivered under the Indenture, is a direct senior unsecured obligation of the Issuer, and ranks equally and pari passu with each other and with Notes of every other series (regardless of their actual dates or terms of issue) and, subject to statutory preferred exceptions, with all other present and future unsubordinated and unsecured indebtedness of the Issuer, except as to sinking fund provisions applicable to different series of Notes and other similar types of obligations of the Issuer . The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture . Any payment of money to any Holder of Series 1 Notes shall be reduced by the amount of applicable withholding tax, if any . The Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder (or in certain circumstances specific series of Notes) resolutions passed at meetings of such Holders held in accordance with such provisions and instruments signed by the Holders of a specified majority of Notes outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of these Series 1 Notes or the Indenture . This Series 1 Note may only be transferred, upon compliance with the conditions prescribed in the Indenture, in the registers to be kept at the principal office of the Trustee in Toronto and in such other place or places and/or by such other registrars (if any) as the Issuer with the approval of the Trustee may designate . No transfer of this Series 1 Note shall be valid unless made on the register by the registered Holder hereof

A - 3 or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe and upon surrender of this Series 1 Note for cancellation . Thereupon a new Series 1 Note or Series 1 Notes in the same aggregate principal amount shall be issued to the transferee in exchange hereof . This Series 1 Note shall not become obligatory for any purpose until it shall have been certified by the Trustee under the Indenture. Capitalized words or expressions used in this Series 1 Note shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture. If any of the provisions of this Series 1 Note are inconsistent with the provisions of the Indenture, the provisions of the Indenture shall take precedence and shall govern. IN WITNESS WHEREOF STANTEC INC. has caused this Series 1 Note to be signed by its authorized representatives as of the 8 th day of October, 2020.

A - 4 IN WITNESS WHEREOF , the Issuer has caused this Series 1 Note to be signed by its authorized representatives as of the day of October, 2020. STANTEC INC. By: N a m e: Title: By: N a m e: Title: TRUSTEE'S CERTIFICATE This Series 1 Note is one of the 2.048% Senior Unsecured Notes due October 8, 2027 (Series 1) referred to in the Indenture within mentioned. COMPUTERSHARE TRUST COMPANY OF CANADA , as Trustee By: Authorized Officer By: Authorized Officer

A - 5 (FORM OF REGISTRATION PANEL) (No writing hereon except by Trustee or other registrar) Date of Registration In Whose Name Registered Signature of Trustee or Registrar CDS & CO.

A - 6 STANTEC INC. 2.048% SENIOR UNSECURED NOTE DUE OCTOBER 8, 2027 (SERIES 1) Initial Principal Amount: $300 million CUSIP: 85472NAC3 Authorization: ADJUSTMENTS Date Amount of Increase Amount of Decrease New Principal Amount Authorization